SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June 2014

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

June 26, 2014

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Att. Registro Público del Mercado de Valores

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with Resolution for Material Events, Restricted Information and Other Communications N° 107-2002-EF/94.10.0, as modified by CONASEV Resolution N° 009-2003-EF/94.10, Credicorp Ltd. complies with notifying you of the following Material Event.

On June 25, 2014, Credicorp’s Board of Directors approved unanimously the “Internal Standards of Conduct with regard to Disseminating Material Events and Confidential Information”, in accordance with the Rules for Material Events and Restricted Information approved by Resolution SMV N° 005-2014-SMV/01 (“The New Rules”). The purpose of these Internal Standards of Conduct is to establish procedures, mechanisms and authorized persons to comply with The New Rules. The Internal Standards of Conduct will be effective on July 1, 2014.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

A copy of the Internal Standards of Conduct is enclosed in this material event.

Sincerely,

/s/ Mario Ferrari
Stock Market Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2014

CREDICORP LTD.
(Registrant)

By:	/s/ Mario Ferrari
Mario Ferrari
Authorized Representative